June 25, 2025

Yang Wang
Chief Executive Officer
Linkage Global Inc
2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

       Re: Linkage Global Inc
           Registration Statement on Form F-1
           Filed June 16, 2025
           File No. 333-288089
Dear Yang Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Huan Lou